Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.

Miami       ▪       Ft. Lauderdale       ▪       Tampa

February 11, 2005

Abby Adams, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	IVAX Corporation Schedule To-I, Amendment No. 1 Filed February 9, 2005

Dear Ms. Adams:

     This letter is in response to the Staff’s comments regarding the above-referenced filing, which were provided in your letter dated February 11, 2005.

     Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.

Schedule TO

1.	We note from the closing of your letter that you intend to disseminate changes to the document to security holders. Please tell us your plans in this regard, as well as your plan for extending the offer.

     We plan to disseminate the amended Offer to Exchange to holders electronically and by mail and to extend the Offer until 12:00 midnight, New York City time on February 22, 2005.

Offer to Exchange

2.	We reissue comment 5. Please revise the summary to provide investors with information regarding how the company reasonably expects to fund the cash requirements of the notes. If the company does not have sufficient cash on hand and has no plans in this regard, then disclose that management has no current plans or expectations regarding how it will satisfy the cash requirements.

     The summary has been revised to include the requested language and a cross reference to the appropriate risk factor has been added.

150 West Flagler Street, Suite 2200 ▪ Miami, Florida 33130 ▪ Phone (305) 789-3200 ▪ Fax (305) 789-3395 ▪ www.stearnsweaver.com

Ms. Abby Adams
February 11, 2005

Summary Financial Data, page 14

3.	We note the added disclosure in response to comment 12. We are unable to locate disclosure of the company’s the book value as required by Item 1010(c)(5) of Regulation M-A. Please revise the document to provide information.

     The book value of the Company’s common stock has been added in the Summary Financial Data.

United States Federal Income Tax Consequences, page 68

4.	We reissue comment 11 in part. The added disclosure on page 68 states, “This discussion generally does not describe tax considerations that arise from rules of general application to all taxpayers or that are generally assumed to be known by investors.” This language is inappropriate in light of the purpose of the disclosure required by Item 1004(a)(xii). Also, please revise the bolded language on page 69 do not address the comment. While we will not object if you recommend that security holders consult a tax advisor with respect to the tax consequences of the transaction to them based on their particular situation, you may not urge them to do so as a general matter.

     We have deleted the referenced sentence and added the words “based on your particular situation” in the bolded paragraph.

Closing Comments

5.	Please provide the written statement requested in the closing comments of our prior letter.

     The Company’s acknowledgement is being filed simultaneously.

***

     Thank you for your assistance.

Very truly yours, /s/ Alison W. Miller, Esq. Alison W. Miller, Esq.

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